

March 30, 2023

Steven Bixler
Chief Accounting Officer
Rite Aid Corporation
PO Box 3165
Harrisburg, Pennsylvania 17105

      Re: Rite Aid Corporation
           Form 10-K for Fiscal Year Ended February 26, 2022
           Response dated March 13, 2023
           File No. 001-05742

Dear Steven Bixler:

We have reviewed your March 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2023 letter.

Form 10-K for Fiscal Year Ended February 26, 2022

Managements Discussion and Analysis of Financial Condition and Results of Continuing Operations
Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 70, page 70

1.   We note your response to comment two. If compliance with the senior secured credit facility is material to investors, please revise your disclosure to comply with the requirements of non-GAAP C&DI 102.09 by including the actual covenant test results (rather than stating that you met the requirement), the material terms, the amount or limit required for compliance and the effect of compliance or non-compliance. Please also revise to include Consolidated EBITDA as defined in the credit facility, disclose that it is included as a non-GAAP liquidity measure and provide a reconciliation to the most

comparable GAAP liquidity measure.

With regard to the adjustment to exclude facility exit charges, you state that your presentation of Adjusted EBITDA eliminates charges that "do not reflect ongoing operations and underlying operational performance." We note, however, that you have incurred facility exit charges, inventory write-downs related to store closings, and restructuring-related costs for the last 6, 6, and 4 years, respectively, and in the 39 week period ending November 26, 2022. We also note from your response that your 2022 strategic initiative resulted in the expectation of closing 195 stores, of which only 48 were closed in 2022. In your third quarter 2023 earnings call, you indicated that in building out your plans for 2024, you will continue to look at opportunities to close stores. Based on the consistency with which you have incurred such costs in the past and the apparent expectation that such costs will be incurred in the future, it appears these costs are normal for your business. Had an investor disregarded such costs several years ago on the basis that they would not be reflective of your future ongoing operations, it appears their expectations would have varied significantly from your actual subsequent results. To the extent you continue to adjust for facility exit charges, inventory write-downs related to store closings, and restructuring-related costs, please revise to disclose a substantive reason, specific to you, of usefulness to investors, to disclose your history of incurring such costs, and to provide appropriate cautionary language regarding the likelihood of you incurring such costs in the future.

You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services